NO ACT

PE
11-24-09

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

09013137

December 31, 2009

Received SEC
DEC 31 2009
Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 12-31-2009

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Re: General Electric Company
Incoming letter dated November 24, 2009

Dear Mr. Mueller:

This is in response to your letter dated November 24, 2009 concerning the shareholder proposal submitted to GE by Dennis W. Rocheleau. We also have received a letter from the proponent dated December 7, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Dennis W. Rocheleau

*** FISMA & OMB Memorandum M-07-16 ***

December 31, 2009

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: General Electric Company
Incoming letter dated November 24, 2009

The proposal calls for the board to aggressively evaluate a director's performance by initiating a system akin to an employee ranking system. The proposal specifies that each board member with at least eight years of tenure will be "forced ranked" and that the "bottom ranked" director will not be re-nominated.

There appears to be some basis for your view that GE may exclude the proposal under rule 14a-8(i)(3), as vague and indefinite. Accordingly, we will not recommend enforcement action to the Commission if GE omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Alexandra M. Ledbetter
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

rmueller@gibsondunn.com

November 24, 2009

Direct Dial
(202) 955-8671
Fax No.
(202) 530-9569

Client No.
C 32016-00092

VIA EMAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *General Electric Company*
Shareowner Proposal of Dennis W. Rocheleau
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that our client, General Electric Company (the "Company"), intends to omit from its proxy statement and form of proxy for its 2010 Annual Meeting of Shareowners (collectively, the "2010 Proxy Materials") a shareowner proposal (the "Proposal") and statements in support thereof submitted by Dennis W. Rocheleau (the "Proponent") relating to the nomination of members to the Company's board of directors (the "Board").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2010 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareowner proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> RESOLVED: That the Board aggressively evaluate a Director's performance by initiating a system akin to the previously Board-accepted policy of ranking employees as A, B or C players and removing those in the last category. Accordingly, each Board member with at least 8 years of tenure will be forced ranked by all Directors at year-end against all similarly situated Directors. The bottom ranked Director will not be re-nominated.
>
> If only one Director has 8 years of Board service, he or she will be re-nominated only if all other Directors vote unanimously by secret ballot to retain such Director.

A copy of the Proposal, as well as related correspondence with the Proponent, is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may properly be excluded from the 2010 Proxy Materials pursuant to Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite so as to be inherently misleading.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because The Proposal Is Impermissibly Vague And Indefinite So As To Be Inherently Misleading.

Rule 14a-8(i)(3) permits the exclusion of a shareowner proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules or regulations, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. For the reasons discussed below, the Proposal is so vague and indefinite as to be misleading and, therefore, is excludable under Rule 14a-8(i)(3).

The Staff consistently has taken the position that vague and indefinite shareowner proposals are inherently misleading and therefore excludable under Rule 14a-8(i)(3) because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("SLB 14B"). *See also Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail."). In this regard, the Staff has permitted the exclusion of a variety of shareowner proposals, including proposals regarding the process and criteria for the nomination and election of directors. *See Norfolk Southern Corp.* (avail. Feb. 13, 2002) (concurring with the exclusion of a proposal regarding specific director qualifications because "the proposal includes criteria toward that object that are vague and indefinite"); *Dow Jones & Company, Inc.* (avail. Mar. 9, 2000) (concurring with the exclusion of a proposal requesting the adoption of a novel process for electing directors as vague and indefinite under Rule 14a-8(i)(3)).

Moreover, the Staff has on numerous occasions concurred that a shareowner proposal was sufficiently misleading so as to justify exclusion where a company and its shareowners might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal." *Fuqua Industries, Inc.* (avail. Mar. 12, 1991). *See also Bank of America Corp.* (avail. June 18, 2007) (concurring with the exclusion of a proposal calling for the board of directors to compile a report "concerning the thinking of the Directors concerning representative payees" as "vague and indefinite"); *Puget Energy, Inc.* (avail. Mar. 7, 2002) (concurring with the exclusion of a proposal requesting that the company's board of directors "take the necessary steps to implement a policy of 'improved corporate governance'").

In the instant case, the first paragraph of the Proposal is subject to differing interpretations such that it is impossible to ascertain what the Proposal requires. The purpose of the Proposal is to set forth a process for the Board to follow in order to determine whether a director should not be re-nominated. To that end, the first paragraph of the Proposal requires that "each Board member with at least 8 years of tenure will be forced ranked by all Directors at year-end against all similarly situated Directors. The bottom ranked Director will not be re-nominated." Rather than leave the selection of such director to the discretion of the Board, the Proposal specifies particular requirements for the process arriving at the selection. Specifically, a forced ranking must be conducted "by all Directors," with the "bottom ranked" director not being re-nominated. Unfortunately, the particular requirements called for by the Proposal are subject to a number of different interpretations, each with its own consequences for the selection of the director who cannot be re-nominated.

Although the Proposal specifies that director nominees cannot include the director that is "bottom ranked" "by all Directors," the Proposal is vague as to what that means or how that is implemented. The Proposal contemplates a single "bottom ranked" director, which necessitates some procedure for evaluating or comparing the different rankings produced by each director. However, there are different ways of interpreting the Proposal that lead to different results, as the

Proposal dictates certain requirements but does not clarify how ambiguities are to be resolved. Thus, under the Proposal, it is unclear how to identify the "bottom ranked" director who will not be re-nominated. One interpretation of the requirement that the ranking be conducted "by all Directors" is that every director should determine his or her own ranking of the directors with at least 8 years of tenure. Under this interpretation, one approach would be to average the rankings by all of the directors, with the director receiving the lowest average ranking declared "bottom ranked." Alternatively, the "bottom ranked" director could be the director who was assigned the lowest ranking by any of the directors or most frequently assigned the lowest ranking by all other directors, even if that director's average ranking is not the lowest. Furthermore, under either approach, there is a significant possibility that the process will result in a tie, in which case there would be no one "bottom ranked" director, a situation that the Proposal does not address. The Staff has long concurred with the exclusion as vague and indefinite of proposals that similarly called for a determination based on a specific standard but where such determination "would have to be made without guidance from the proposal." *Joseph Schlitz Brewing Co.* (avail. Mar. 21, 1977). *See also Safescript Pharmacies, Inc.* (avail. Feb. 27, 2004) (concurring with the exclusion of a proposal requesting that options be expensed in accordance with FASB guidelines without specifying which of two alternative methods should be used); *Pfizer Inc.* (avail. Feb. 18, 2003) (concurring with the exclusion of a proposal requesting that options be made at the "highest stock price" without specifying the method to be used to determine such price).

A second interpretation of the requirement that the ranking be conducted "by all Directors" is to provide that all directors must agree (*i.e.*, unanimously) on a single ranking of the directors with at least 8 years of tenure. However, this interpretation suffers from its own difficulties, most notably that such a process is unlikely to be effective in practice, because it would require one director to agree that he or she will be the "bottom ranked" director and should not be re-nominated.[1] Again, the Proposal does not address how the process is to be resolved if "all Directors" cannot agree on a "bottom ranked" director.

The Staff frequently has concurred that where a proposal that mandates specific action "may be subject to differing interpretations," it may be entirely excluded as vague and indefinite because "neither the shareholder voting on the proposal, nor the Company, would be able to determine with any reasonable certainty what measures the Company would take in the event the proposal was approved." *Hershey Foods Corp.* (avail. Dec. 27, 1988). In *Bank Mutual Corp.* (avail. Jan. 11, 2005), the proposal provided that "a mandatory retirement age be established for all directors upon attaining the age of 72 years." Recognizing that the proposal could be

[1] Nor can "by all Directors" be interpreted to mean "by all other Directors." First, that interpretation is not supported by the text of the Proposal. Second, the Board cannot determine which director should be excluded from voting until after the ranking has been conducted pursuant to the vote at issue.

interpreted either as requiring all directors to retire at the age of 72 or as requiring that a retirement age be chosen for each director on his or her 72nd birthday, the Staff concurred with the exclusion of the proposal as vague and indefinite. *See also Prudential Financial Inc.* (avail. Feb. 16, 2007) (concurring with the exclusion of a proposal, which was susceptible to a different interpretation if read literally than if read in conjunction with the supporting statement, as vague and indefinite); *International Business Machines Corp.* (avail. Jan. 10, 2003) (concurring with the exclusion of a proposal regarding nominees for the company's board of directors where it was unclear how to determine whether the nominee was a "new member" of the board). Similarly, the instant Proposal requires that forced ranking be conducted "by all Directors" to identify the "bottom ranked" director, but as discussed above, this requirement is subject to multiple interpretations that could result in the action taken by the Company differing significantly from the actions envisioned by the shareowners voting on the Proposal.

Moreover, this ambiguity in the Proposal is material because it concerns the essential objective of the Proposal. The Proposal seeks to limit the discretion of the Board in nominating directors. Where a shareowner chooses to provide particular implementation requirements in a proposal, rather than leave implementation of the proposal to the discretion of the board of directors, the Staff has recognized that such particulars cannot be vague and indefinite. *See IDACORP, Inc.* (avail. Sep. 10, 2001) (concurring with the exclusion of a proposal requesting the ability to recall directors where the "particulars" set forth in the proposal were vague and indefinite). *Compare Revlon, Inc.* (avail. Apr. 5, 2002) (not concurring with the exclusion of a proposal requesting the "implementation of a code of conduct based upon" ILO human rights standards, which left the particulars of the code of conduct to the discretion of the board of directors) *with Alcoa Inc.* (avail. Dec. 24, 2002) (concurring with the exclusion of a proposal requesting the "full implementation" of, among others, ILO human rights standards). Here, the Proposal imposes a particular process to be followed for the selection of nominees, with explicit procedures and standards specified, yet it is impossible to ascertain what the "particulars" require.

The second paragraph adds to the vagueness of the Proposal, because it is ambiguous how the second paragraph of the Proposal interacts with the first. The second paragraph of the proposal states that "[i]f only one Director has 8 years of Board service, he or she will be re-nominated only if all other Directors vote unanimously by secret ballot to retain such Director." The process called for in the second paragraph of the Proposal is inconsistent with the ranking process set forth in the first paragraph. Pursuant to the first paragraph of the Proposal, the "bottom ranked" director among the directors with at least 8 years of tenure cannot be re-nominated. However, if that "bottom ranked" director is also the only director with 8 years of Board service, pursuant to the second paragraph of the Proposal, he or she can be re-nominated with the unanimous support of all the other directors. The Proposal does not provide any guidance as to how to resolve this conflict or when to apply one paragraph instead of the other.[2] Because it is unclear whether that is what is intended by the Proposal and whether that is how shareowners will understand the language, the action ultimately taken by the Company pursuant to the second paragraph could be significantly different from, indeed the exact opposite of, the actions envisioned by shareowners voting on the proposal.

The Staff previously has recognized that when such conflicts exist within the resolution clause of a proposal, the proposal is rendered vague and indefinite and may be excluded under Rule 14a-8(i)(3). For example, in *Boeing Co.* (avail. Feb. 18, 1998), the proposal set forth four restrictions regarding the length of terms for directors on the board of the company. However, as one of the restrictions was inconsistent with the other three, and the proposal did not provide for how to reconcile the conflict, the Staff concurred with the exclusion of the proposal as vague and ambiguous. *See also Verizon Communications Inc.* (avail. Feb. 21, 2008) (concurring with the exclusion of a proposal regarding the size of compensation awards as vague and indefinite where the requirements for calculating awards were inconsistent with the maximum limits). Similarly, the instant Proposal sets forth two different and inconsistent processes limiting the nomination of directors without any guidance for reconciling them.

Consistent with the Staff precedent, the Company's shareowners cannot be expected to make an informed decision on the merits of the Proposal if they are unable "to determine with any reasonable certainty exactly what actions or measures the proposal requires." SLB 14B. *See also Boeing Corp.* (avail. Feb. 10, 2004); *Capital One Financial Corp.* (avail. Feb. 7, 2003) (excluding a proposal under Rule 14a-8(i)(3) where the company argued that its shareowners "would not know with any certainty what they are voting either for or against"). Here, the Proposal sets forth two inconsistent processes by which to determine whether a director should not be re-nominated, each of which is ambiguous and subject to multiple reasonable interpretations. Moreover, neither the Company's shareowners nor its Board would be able to determine with any certainty what actions the Company would be required to take in order to comply with the Proposal. Accordingly, we believe that as a result of the vague and indefinite nature of the Proposal, the Proposal is impermissibly misleading and, thus, excludable in its entirety under Rule 14a-8(i)(3).

---

2 One might infer that the second paragraph applies to directors who have "at least" 8 years of Board service, as in the first paragraph. However, this is not consistent with the literal text of the Proposal and this reading does not give effect to the Proponent's decision to use different language in the second paragraph, which indicates that the second paragraph applies to a different set of directors than the first paragraph.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2010 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or Craig T. Beazer, the Company's Counsel, Corporate & Securities, at (203) 373-2465.

Sincerely,

Ronald O. Mueller

ROM/mbd
Enclosures

cc: Craig T. Beazer, General Electric Company
Dennis W. Rocheleau

100753303_5.DOC

Exhibit A

August 17, 2009

RECEIVED

AUG 19 2009

B. B. DENNISTON III

Brackett Denniston, III
Secretary
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

Dear Mr. Denniston,

In accordance with the Shareowner proposal language on p. 48 of the 2009 Proxy Statement, I submit the attached for inclusion in the 2010 Proxy Statement. I own more than enough shares to meet the SEC's standards and I intend to own them through the date of next year's Annual Meeting.

Thank you,

Dennis W. Rocheleau

*** FISMA & OMB Memorandum M-07-16 ***

RESOLVED: That the Board aggressively evaluate a Director's performance by initiating a system akin to the previously Board-accepted policy of ranking employees as A, B or C players and removing those in the last category. Accordingly, each Board member with at least 8 years of tenure will be forced ranked by all Directors at year-end against all similarly situated Directors. The bottom ranked Director will not be re-nominated.

If only one Director has 8 years of Board service, he or she will be re-nominated only if all other Directors vote unanimously by secret ballot to retain such Director.

Supporting Statement

Although the recent addition of Director Beatti is most welcome, our Board needs to become more dynamic and attuned to the demands of the current company portfolio and world economy. We cannot wait for age or individual Director decision making to properly cull the Board and improve it. If the Company can err in its selection of officers from a talent pool it knows extremely well, it defies reason that our success rate in selecting outsiders for our Board would be essentially error free. Eight years is sufficient time to evaluate any Director's performance; this is in no way a rush to judgment and any departure would merely conform with the term limit placed on the President of the United States.

Craig T. Beazer
Counsel, Corporate & Securities

General Electric Company
3135 Easton Turnpike
Fairfield, Connecticut 06828

T: 203 373 2465
F: 203 373 3079
Craig.Beazer@ge.com

September 1, 2009

VIA OVERNIGHT MAIL
Dennis W. Rocheleau

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Rocheleau:

I am writing on behalf of General Electric Company (the "Company"), which received on August 19, 2009, your shareowner proposal dated August 17, 2009 for consideration at the Company's 2010 Annual Meeting of Shareowners (the "Proposal").

The Proposal contains certain procedural deficiencies, which Securities and Exchange Commission ("SEC") regulations require us to bring to your attention. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), provides that shareowner proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareowner proposal was submitted. The Company's stock records do not indicate that you are the record owner of sufficient shares to satisfy this requirement. In addition, to date we have not received proof that you have satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to the Company.

To remedy this defect, you must submit sufficient proof of your ownership of the requisite number of Company shares. As explained in Rule 14a-8(b), sufficient proof may be in the form of:

- a written statement from the "record" holder of your shares (usually a broker or a bank) verifying that, as of the date the Proposal was submitted, you continuously held the requisite number of Company shares for at least one year; or

- if you have filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the requisite number of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that you continuously held the requisite number of Company shares for the one-year period.

As you know, based upon the proposals submitted for the Company's 2008 Annual Meeting of Shareowners, under Rule 14a-8(c) under the Exchange Act, a shareowner may submit no more than one proposal to a company for a particular shareowners' meeting. In addition to any other arguments we may make to the SEC Staff, we plan to argue to the SEC Staff that your Proposal, and the proposal submitted in the name of your daughter, Lauren Rocheleau, which the Company received on August 7, 2009, are in fact submitted by the same shareowner. If you would like to avoid the possibility that both proposals may be excluded on this basis, you must select one or the other proposal for consideration at the Company's 2010 Annual Meeting of Shareowners.

The SEC's rules require that your response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at General Electric Company, 3135 Easton Turnpike, Fairfield, CT 06828. Alternatively, you may transmit any response by facsimile to me at (203) 373-3079.

If you have any questions with respect to the foregoing, please contact me at (203) 373-2465. For your reference, I enclose a copy of Rule 14a-8.

Sincerely,

Craig T. Beazer

Craig T. Beazer

cc: Lauren Rocheleau

Enclosure

Shareholder Proposals – Rule 14a-8

§240.14a-8.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**
A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**
Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?**
The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?**

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter) or 10-QSB (§249.308b of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) **Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?**

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked , or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) **Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?** Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) **Question 8: Must I appear personally at the shareholders' meeting to present the proposal?**

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) **Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?**

(1) *Improper under state law*: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;
Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law*: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;
Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules*: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest*: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance*: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority*: If the company would lack the power or authority to implement the proposal;

(7) *Management functions*: If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;*

(9) *Conflicts with company's proposal*: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;
Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented*: If the company has already substantially implemented the proposal;

(11) *Duplication*: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions*: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends*: If the proposal relates to specific amounts of cash or stock dividends.

(j) **Question 10: What procedures must the company follow if it intends to exclude my proposal?**

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) **Question 11: May I submit my own statement to the Commission responding to the company's arguments?**
Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) **Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?**

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) **Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?**

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote

against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

9/2/09

To: General Electric

I, Dennis W. Rocheleau, attest that I own some 15,324 + shares of GE stock held in my S&SP account (per 6/30/09 statement attached.) These shares were purchased in accordance with the attached schedule, beginning 1/7/08. I intend to hold them through the date of the 2010 shareowners meeting.

Dennis W. Rocheleau

9/9/09

CRAIG T. BEEZER, ESQ
GE FAIRFIELD

DEAR MR. BEEZER:

WE ARE IN RECEIPT OF YOUR LETTER DATED SEPTEMBER 1, 2009 RE. PROXY PROPOSALS WE SUBMITTED.

FIRST, AS YOU ARE WELL AWARE, THE COMPANY STOCK RECORDS YOU REFERENCED WITH RESPECT TO JW ROCKEFELLOW'S GE SHARES OWNERSHIP ARE IN ERROR. I CLEARLY OWN SUFFICIENT SHARES AND INTEND TO HOLD THEM UNTIL THE 2010 SHAREOWNERS MEETING.

SECOND, WHATEVER DEFICIENCIES MAY HAVE EXISTED IN LAUREN'S 2008 PROXY PROPOSAL, ASSERTING THEM AGAIN IN THIS CONTEXT IS INSULTING TO BOTH OF US... AS IS YOUR USE OF THE PHRASE "... SUBMITTED IN THE NAME OF YOUR DAUGHTER, LAUREN ROCKEFELLOW..." LAUREN, AND LAUREN ALONE, SIGNED AND SUBMITTED THAT PROPOSAL!

Nevertheless, without accepting your characterization of its submission, [illegible] withdraws her proposal. However, she expressly reserves the right to comment on this entire matter at the upcoming shareowners meeting. Be assured that she will express herself as trenchantly as possible; some bullets should have remained in your bandolier.

Sincerely,

[illegible]
9/7/09

Laurent M. Rochelean
9/7/2009